Filed by Advanced Semiconductor Engineering, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: Siliconware Precision Industries Co., Ltd.
(Commission File No.: 001-16125)

Advanced Semiconductor Engineering, Inc.

Below is the English version of our MOPS filings on May 16, 2017

Regulation: Published pursuant to Article 4 Paragraph 49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 1

Date of announcement: 2017/05/16

Time of announcement: 18:24:31

Subject: Receipt of an Official Confirmation from the U.S. Federal Trade Commission to Close Investigation into the Merger between the Company and SPIL

Date of events: 2017/05/16

To which item it meets: paragraph 49

Statement:

1. Date of event: 2017/05/16

2. Company name: Advanced Semiconductor Engineering, Inc. (the “Company” or “ASE”)

3. Relationship to the Company (please enter “head office” or “subsidiaries”): Head office

4. Reciprocal shareholding ratios: N/A

5. Name of the reporting media: The Company and Siliconware Precision Industries Co., Ltd. (“SPIL”) have entered into the Joint Share Exchange Agreement (the “Joint Share Exchange Agreement”) on June 30. 2016, whereby ASE and SPIL will jointly establish ASE Industrial Holding Co., Ltd. (“HoldCo”) by means of a statutory share exchange (the “Merger”). Pursuant to the Joint Share Exchange Agreement, the completion of the Merger is subject to the approval, consent or clearance of the relevant national and regional antitrust law competent authorities (including the Taiwan Fair Trade Commission, the US Federal Trade Commission and the Ministry of Commerce of the People’s Republic of China), and the approval of share exchange by resolutions of ASE’s and SPIL’s shareholders, among other conditions precedent.

6. Content of the report: N/A

7. Cause of occurrence:

The Company has received the approval letter from the Taiwan Fair Trade Commission on November 18, 2016, clearing the Merger between the Company and SPIL. In addition, the Company received an official confirmation letter from the US Federal Trade Commission yesterday evening, stating that the non-public investigation procedure has been closed and now it appears that no further action is warranted by the US Federal Trade Commission at this time. ASE and SPIL will continue to proceed the Merger in accordance with the Joint Share Exchange Agreement and relevant laws and regulations.

Safe Harbor Notice:

This statement contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding ASE’s or HoldCo’s future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding the expected completion of the proposed combination between ASE and Siliconware Precision Industries Co., Ltd. (”SPIL”) and any benefits or synergies of the proposed combination, as well as ASE’s or HoldCo’s (if established) future results of operations, financial condition or business prospects, are based on certain assumptions made by ASE or HoldCo (if established) based on management's experience, perception of historical trends and technical analyses, current conditions, anticipated future developments and other factors believed to be appropriate and reasonable by management as well as information from other sources ASE’s management believes to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this statement. The words “will,” “potential,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “may,” “could,” “project,” or their negatives, and other similar expressions or statements, as they relate to ASE or HoldCo (if established), are intended to identify these forward-looking statements, although not all forward-looking statements contain such identifying words. These statements discuss future expectations, identify strategies, contain projections of results of operations of ASE’s or HoldCo’s (if established) financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. These include risks and uncertainties that may affect the proposed combination with SPIL, the satisfactory completion of due diligence by the parties, the ability of the parties to negotiate and enter into a definitive agreement and, if such an agreement is entered into, the satisfaction of the conditions contained in the definitive agreement, any delay or inability to obtain necessary approvals or consents from third parties and the ability of the parties to realize the anticipated benefits from the proposed business transaction. ASE cannot guarantee that its expectations expressed in these forward-looking statements will turn out to be correct. ASE’s or HoldCo’s (if established) actual results could be materially different from and worse than those expectations. For a discussion of important risks and factors that could cause ASE’s or HoldCo’s (if established) actual results to be materially different from its expectations, please see the documents we file from time to time with the U.S. Securities and Exchange Commission (“U.S. SEC”), including ASE’s 2016 Annual Report on Form 20-F filed on April 21, 2017. Any forward-looking statement speaks only as of the date on which such statement is made and ASE undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

This statement is not an offering of securities for sale in any jurisdiction:

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom. ASE may file a registration statement on Form F-4 with the U.S. SEC in connection with the proposed joint share exchange between ASE and SPIL (the “Joint Share Exchange”). The Form F-4 (if filed) will contain a prospectus and other documents. The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about ASE, SPIL, the Joint Share Exchange and related matters. U.S. shareholders of ASE are urged to read the Form F-4 (if filed), the prospectus and the other documents, as they may be amended from time to time, that may be filed with the U.S. SEC in connection with the Joint Share Exchange carefully before they make any decision at any shareholders’ meeting of ASE with respect to the Joint Share Exchange. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the Joint Share Exchange will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the Joint Share Exchange will be made available, free of charge, to U.S. shareholders of ASE who make a written request to ir@aseglobal.com.